Item 77(I)

AMENDMENT TO REGISTRANT’S DECLARATION AND
AGREEMENT OF TRUST

In response to Sub-Item 77i, Amendment to Declaration and Agreement of Trust (the “Agreement”) dated as of September 13, 2012, of the Lord Abbett Securities Trust (the “Registrant”) authorized an amendment to Section 5.3 of the agreement by adding Class B shares to the Lord Abbett Growth Leaders Fund.